UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 1)1

Gildan Activewear Inc.

(Name of Issuer)

Common Shares

(Title of Class of Securities)

375916103

(CUSIP Number)

Usman Nabi

Browning West LP

1999 Avenue of the Stars

Suite 1150

Los Angeles, California 90067

(310) 984-7600

Andrew M. Freedman

Olshan Frome Wolosky LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

January 9, 2023

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 375916103

1	NAME OF REPORTING PERSON

Browning West, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		8,640,448
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

8,640,448
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

8,640,448
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.0%
14	TYPE OF REPORTING PERSON

PN, IA

2

CUSIP No. 375916103

1	NAME OF REPORTING PERSON

Usman Nabi
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		8,640,448
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

8,640,448
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

8,640,448
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.0%
14	TYPE OF REPORTING PERSON

IN, HC

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CUSIP No. 375916103

The following constitutes Amendment No. 1 to the Schedule 13D filed by the undersigned (“Amendment No. 1”). This Amendment No. 1 amends the Schedule 13D as specifically set forth herein.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

The Reporting Persons have recently learned that the Board intends to employ extreme delay tactics by postponing its next annual meeting and any requisitioned special meeting to as late as Fall 2024 and deploy baseless litigation tactics against its own shareholders. The Reporting Persons believe these disappointing tactics are designed to divert focus from substantive issues while imposing significant costs and hurdles on concerned shareholders so they abandon their campaigns to protect shareholder value. The Reporting Persons are not deterred by such tactics, and will continue to exert their rights and hold the Board accountable for its failures. Finally, the Reporting Persons are concerned that the Board may bring forward Vincent Tyra’s start date. Such a move would highlight the Board’s reckless disregard of shareholders who have clearly rejected Mr. Tyra and his weak credentials.

Based on the latest disappointing information, the Reporting Persons note that the Board has forced their hand such that the Reporting Persons no longer believe that a minority slate is sufficient to prevent the further destruction of shareholder value and achieve the Reporting Persons’ key objectives of: (i) appointing Michael Kneeland as independent, non-executive Chair, (ii) terminating Mr. Tyra’s employment, (iii) appointing Glenn Chamandy as CEO, and (iv) reassessing committee composition and committee chair roles.

Additionally, the Reporting Persons find it troubling that the Board is deliberately attempting to diminish the Issuer’s strong historical results and growth prospects, as it has released letters stating that Mr. Chamandy struggled to find additional avenues of long-term organic growth; however, the Board has neglected to acknowledge that over the past few years, the Issuer’s earnings per share have increased substantially despite a challenging economic environment. Furthermore, the Reporting Persons are particularly disturbed that the Board appears to be contradicting its own prior public disclosures with respect to Mr. Chamandy’s performance. The Board and Donald Berg have a legal obligation and a duty to provide accurate statements in their public disclosure documents, and the Reporting Persons cannot help but wonder if the Board or Mr. Berg previously mislead shareholders or are misleading them now as Mr. Berg has made several signed statements in recent Annual Reports praising Mr. Chamandy’s leadership and performance.

The Reporting Persons believe the Board’s continued attempts to deliberately disparage the Issuer’s historical performance and growth prospects are harmful to shareholders and are disrespectful not only to Mr. Chamandy, but also to employees. The Reporting Persons believe that under Mr. Chamandy’s leadership, the Issuer is well positioned for strong earnings growth over the coming years for the following reasons: (i) the Issuer has demonstrated substantial market share gains in recent quarterly results and is positioned for additional share gains, (ii) the Issuer’s end markets may currently be at a cyclical low point and may rebound in coming periods, and (iii) the Reporting Persons believe that the business is poised to deliver the highest margins in its history. These factors suggest that it is unlikely that the business would have little growth going forward, and the Reporting Persons are surprised that the Board does not appear to understand the key drivers of its own business. The Reporting Persons presume that the Board is denigrating the Issuer’s historical results, future prospects, and management team in order to justify its own mishandled succession process.

To that end, on January 9, 2024, CDS & Co., the nominee of CDS Clearing and Depository Services Inc., a registered holder of Shares, delivered a formal request to the Issuer to requisition a Special Meeting of Shareholders (the “Special Meeting”) to be held without delay. The Reporting Persons are seeking shareholder support at the upcoming Special Meeting to:

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CUSIP No. 375916103

1. Remove eight of the incumbent directors – Donald Berg, Maryse Bertrand, Marc Caira, Shirley Cunningham, Charles Herington, Luc Jobin, Craig Leavitt, and Chris Shackelton – from the Board; and

2. Appoint eight highly qualified director candidates – Michael Kneeland, Glenn Chamandy, Michener Chandlee, Ghislain Houle, Mélanie Kau, Peter Lee, Karen Stuckey, and J.P. Towner – to the Board.

The Reporting Persons have detailed these latest developments regarding the requisitioning of the Special Meeting seeking to remove and replace eight incumbent directors in a public letter to shareholders, dated January 9, 2024 (the “January 9 Letter”). In the January 9 Letter, among other things, the Reporting Persons described the circumstances regarding their decision to expand the Board slate to eight directors and seek majority change in the Issuer’s boardroom and provided details regarding the eight highly qualified director nominees, including their strong track records of value creation, expertise in successful succession planning, relevant industry and governance experience, as well as proven management and board service pedigrees in Canada and the U.S.

The eight highly qualified director candidates are:

•	Michael Kneeland (U.S. Citizen), Non-Executive Chair and Former Chief Executive Officer of United Rentals, Inc. (NYSE: URI), is a renowned leader with an exceptional record of value creation in a large and operationally complex business, experience overseeing a robust executive development program and successful CEO succession processes, and experience working with founders of highly successful businesses. In our experience, the most effective board Chairs are those individuals who have been successful CEOs in their own executive careers. Former CEOs are able to more effectively mentor current CEOs and their successors, as opposed to those executives whose careers ended in a functional or divisional role. His experience is highly relevant given the recently mishandled CEO succession, which was overseen by the current Board.

o	Exceptional Record of Value Creation in a Large and Operationally Complex Business: Mr. Kneeland currently serves as the Non-Executive Chair of United Rentals, Inc. (“United Rentals”), a nearly $50 billion USD enterprise value equipment rental business with over $14 billion USD of revenue and nearly $7 billion USD of EBITDA. Mr. Kneeland became Chair in May 2019, following his retirement as CEO. United Rentals stock has returned 16x or 18% annualized over the past 16 years, generating nearly $35 billion USD in value spanning Mr. Kneeland’s CEO and Chair tenure at United Rentals from 2007 to today. Under Mr. Kneeland’s leadership as CEO, United Rentals also invested over $10 billion USD in net capital expenditures and nearly $8 billion USD in acquisitions which drove significant value creation. United Rentals’ revenue, EBITDA, and free cash flow per share grew 2.5x, 3.8x, and 9.5x, respectively, during his CEO tenure. During his tenure as CEO and Chair, United Rentals’ operating margins improved over 1,000 basis points to over 28%, which is well above the 18 to 20% operating margins shareholders expect from the Issuer. Mr. Kneeland’s leadership achievements are profiled in the book “Lessons from the Titans,” which highlights his team’s operational excellence, kaizen mentality, and investment discipline. These skills are directly relevant to the Issuer’s operations.

o	Experience Leading Successful CEO Succession Processes: When he was CEO, Mr. Kneeland carefully developed internal succession candidates, and in 2019 he successfully transitioned the United Rentals CEO role to COO Matthew Flannery. Since Mr. Flannery became CEO, United Rentals’ stock has returned 4.2x, or 36% annualized, continuing the company’s strong track record of value creation.

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CUSIP No. 375916103

o	Experience Working with Founders of Successful Businesses: United Rentals was initially led by its founders in the first six years of the company’s existence. Mr. Kneeland had extensive experience working with these founders while he was in a senior leadership position.

o	Notable Leadership Roles: Mr. Kneeland currently serves as Chair of Maxim Crane Works and as a director on the board of American Tire Distributors, Inc. In 2015, he was appointed to the National Advisory Board for the Johns Hopkins Berman Institute of Bioethics.

•	Glenn Chamandy (Canadian Citizen), Co-Founder and Former Chief Executive Officer of the Issuer, has a strong record of value creation, an unrivaled understanding of the Issuer’s low-cost vertically integrated apparel manufacturing business model, and experience leading a complex global business. His experience is highly relevant given his role as the Issuer’s CEO for almost 20 years.

o	Strong Record of Value Creation: Mr. Chamandy has over 40 years of experience leading the Issuer, with almost 20 years of experience serving as CEO. From 1998 to 2023, Mr. Chamandy was responsible for delivering nearly 16% annual growth in earnings-per-share. During this time, the Issuer’s stock returned 99x, or a nearly 20% annualized return, outperforming all of the Issuer’s competitors, many of which were forced to exit the Issuer’s market or were acquired by the Issuer. Even through a challenging economic environment, Mr. Chamandy enhanced market share and grew EPS at the Issuer by 54% in the past four years.

o	Unrivaled Understanding of the Issuer’s Low-Cost Vertically Integrated Apparel Manufacturing Business Model: Mr. Chamandy devoted his entire career to building the Issuer into a low-cost, vertically integrated manufacturing business, investing over $2 billion USD of capital expenditures over the past 20 years. Much of the Issuer’s success can be attributed to the low-cost position, which Mr. Chamandy architected and maintained for decades.

o	Experience Leading a Complex Global Business: Mr. Chamandy oversaw the Issuer’s growth to over $3 billion USD of annual sales and over $700 million USD of EBITDA. He led the expansion of the Issuer’s operations into Central America and Bangladesh.

o	Notable Leadership Roles: In 2015, Mr. Chamandy founded The Chamandy Foundation, a private family foundation with a vision of improving the lives of the younger generation, through funding areas such as health and wellness, education, poverty, research, and the environment.

•

Michener Chandlee (U.S. Citizen), Former Chief Risk Officer for NIKE, Inc. (NYSE: NKE), Former Chief Financial Officer of Fanatics Commerce, formerly Fanatics Inc., and Current Chief Financial Officer of WHOOP, is a world-class finance leader with an exceptional record of value creation in apparel businesses with complex global supply chains. His experience is highly relevant given his understanding of mass market apparel and global supply chains in contrast to the Board which has no mass market apparel experience.

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CUSIP No. 375916103

o	Extensive Expertise in Apparel and in Complex Global Supply Chains: Mr. Chandlee has over two decades of experience as a key finance leader managing complex global supply chains at NIKE, Inc. (“Nike”) and Fanatics, Inc. (“Fanatics”), both of which are large customers of the Issuer. Mr. Chandlee spent 18 years at Nike, the $159 billion USD enterprise value global athletic footwear and apparel company, most recently as the Vice President of Corporate Audit and Chief Risk Officer from 2016 to 2019. At Nike he also held various senior global roles, including Chief Financial Officer of Nike business units including Mexico, Golf, Emerging Markets, North America, and Global Brands and Marketplace. Mr. Chandlee also served as Chief Financial Officer of Fanatics Commerce. Fanatics is a $31 billion USD enterprise value digital sports platform that manufactures and sells licensed sports gear, hard goods, and apparel. Mr. Chandlee has an understanding of the Issuer’s business model given Nike’s and Fanatics’ commercial partnerships with the Issuer. Mr. Chandlee’s extensive experience managing complex global supply chains and his knowledge of the Issuer as a major customer would be highly relevant to the Board.

o	Exceptional Record of Value Creation in Consumer Businesses: During Mr. Chandlee’s nearly four-year tenure at Fanatics, the company’s enterprise value increased nearly 7x from $4.5 billion USD to $31 billion USD. During Mr. Chandlee’s 18-year tenure at Nike, the stock returned 16x or 16% annually, while the company’s revenue increased by 4x and EBITDA increased by nearly 5x.

o	Experience Working with Founders of Highly Successful Businesses: Mr. Chandlee has worked with the boards and board committees of large-scale public and private companies that were led by highly successful founders including Nike, Fanatics, and WHOOP.

•	Ghislain Houle (Canadian Citizen), Executive Vice-President and Chief Financial Officer of Canadian National Railway Company. (TSX: CNR), has extensive experience working in a large-scale and operationally complex business, has a strong track record of value creation, and has significant financial and capital allocation expertise. His experience is highly relevant given the operational complexity of the Issuer’s business and the need for value creation expertise on the Board.

o	Significant Experience Leading a Large Scale and Operationally Complex Business: Mr. Houle currently serves as Executive Vice-President and Chief Financial Officer of Canadian National Railway (“Canadian National”), a $94 billion USD enterprise value business based in Montreal, and the fourth largest business in Canada by market capitalization. He has over 26 years of experience at the company, having originally joined in 1997. Canadian National is Canada’s largest railway, operating a nearly 20,000-mile rail network serving Canada and the Midwestern and Southern United States. The company employs nearly 25,000 people and delivers nearly 6 million carloads of freight annually. Mr. Houle has a deep understanding of supply chains and operational experience in the railroad industry and extensive experience in financing, financial planning, strategy, mergers & acquisitions, and implementation of enterprise-wide data software systems.

o	Strong Record of Value Creation Over Nearly Three Decades: During Mr. Houle’s total tenure at Canadian National from 1997 to today, the company’s stock has returned 45x or 16% annualized. During Mr. Houle’s tenure as Chief Financial Officer from July 2016 to today, the company’s market capitalization grew by nearly $35 billion USD. Over this same time period, Canadian National has grown revenue nearly 40% and grown free cash flow per share by nearly 65%.

o	Significant Financial and Capital Allocation Expertise: As Chief Financial Officer, Mr. Houle has responsibility for financial management, planning, and reinvestment, among other responsibilities. Cumulatively over the past 7.5 years, Canadian National has generated approximately $17 billion USD in free cash flow, invested approximately $16 billion USD in capital expenditures, repurchased approximately $11 billion worth of shares, and paid out nearly $9 billion USD in dividends. Mr. Houle has also played a leading role on Canadian National’s Audit Committee during his CFO tenure.

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CUSIP No. 375916103

•	Mélanie Kau (Canadian Citizen), Chair of the Human Resources and Corporate Governance Committee and former Lead Director of Alimentation Couche-Tard Inc. (TSX: ATD), has extensive experience working with the founders of highly successful businesses and has led multiple successful CEO succession plans. Her experience is highly relevant given the recently mishandled and abrupt CEO transition overseen by the Board.

o	Extensive Experience Working with Founders of Highly Successful Businesses: Since 2006, Ms. Kau has served as a board director of Alimentation Couche-Tard Inc. (“Couche-Tard”), a $67 billion USD enterprise value global convenience store operator based in Laval, Canada with over $68 billion USD of revenue and nearly $6 billion USD of EBITDA. Couche-Tard employs 128,000 people and operates over 14,400 convenience stores spanning 25 countries all across the world. She is currently the Chair of the Human Resources and Corporate Governance Committee and was previously Lead Director from 2017 to 2022. During Ms. Kau’s tenure, the company’s revenue and earnings per share have grown 7x and 18x, respectively, while its stock has returned 23x, or 21% annualized.

Ms. Kau is also Chair of Aéroports de Montréal, the private operator of Trudeau International Airport (“YUL”) and Mirabel International Airport (“YMX”). YUL is Canada’s third largest and busiest airport serving over 20 million passengers annually. Ms. Kau served as Chair of Governance and Human Resources Committee and worked with the founding management team. During Ms. Kau’s tenure, the business has increased revenue 1.9x and EBITDA 2.2x.

o	Successful Record of Managing CEO Succession in Founder-Led Companies: As the Chair of Couche- Tard’s Human Resources and Corporate Governance Committee, Ms. Kau was responsible for the CEO transition in 2014 from the company’s CEO and founder Alain Bouchard, who generated a 92x total return, to COO Brian Hannasch. The transition was highly successful; since Mr. Hannasch’s appointment as CEO, Couche-Tard’s stock has returned 4.8x, or 18% annualized. Ms. Kau also led the most recent CEO succession at Aéroports de Montréal in 2023 which resulted in an external hire.

o	Notable Executive and Leadership Experience: Ms. Kau is the Chair and former President of Mobilia Ltd., an independent family-owned retailer in Quebec, where she was President from 1995 to 2011. Ms. Kau also served as the Co-President of Le Naturiste Inc. from 2012 to 2015, a retail chain located in Quebec. Ms. Kau has received several accolades for her business acumen and entrepreneurship, including Canada’s Top 40 under 40 and the John Molson School of Business Award of Distinction.

•	Peter Lee (U.S. Citizen), Co-Founder and Partner of Browning West, possesses extensive financial and capital allocation acumen, experience leading public company CEO searches, and brings substantial alignment with shareholders given that Browning West is one of the Issuer’s largest long-term shareholders. His experience is highly relevant given the current Board has recently taken actions that have destroyed substantial value for shareholders.

o	Extensive Financial and Capital Allocation Acumen and Prior Public Company Board Experience: Mr. Lee is a Partner and Co-Founder of Browning West, where he plays a leading role in investment research and capital allocation. Mr. Lee previously served on the board of Countryside Partnerships plc (“Countryside”), and he played a leading role in enabling the merger of Countryside and Vistry Group plc to create the largest homebuilder by volume in the U.K. Prior to joining Browning West, Mr. Lee worked at Criterion Capital Management, Grey Mountain Partners, and Lazard.

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CUSIP No. 375916103

o	Experience Leading Public Company CEO Searches: The Partners of Browning West have co-led seven CEO or Chair searches at public companies, including co-leading a CEO search to resolve a weak succession plan at Countryside Properties plc, where Mr. Lee served as a director. If appointed to the Board, Mr. Lee would harness all of Browning West’s resources to assist the Issuer with succession planning and other matters.

o	Strong Alignment with Shareholders: If elected to the Board, Mr. Lee would bring a shareholder perspective and strong alignment to the boardroom, considering Browning West is one of the Issuer’s top long-term shareholders. Mr. Lee has been deeply involved in the firm’s investment in the Issuer, having conducted 46 meetings with senior leadership and multiple visits to the Issuer’s manufacturing sites.

•	Karen Stuckey (U.S. Citizen), Former Senior Vice President at Walmart Inc. (NYSE: WMT), has extensive experience in apparel, led large-scale businesses with an international presence, and operated within a low-cost business model. Her experience is highly relevant given the Issuer’s low-cost business model and the fact that no current Board directors have mass market apparel experience.

o	Extensive Expertise in Apparel, Including Private Label: Ms. Stuckey has nearly two decades of experience as a senior leader at Walmart Inc. (“Walmart”), most recently as Senior Vice President, Private Brand within the General Merchandise segment. In this role, Ms. Stuckey led the development of Walmart’s private label strategy across more than 100 verticals, including apparel. It is noteworthy that she was responsible for introducing the Issuer’s private label products at Walmart. Ms. Stuckey also served as President of the Casualwear Division of Hanesbrands Inc. (NYSE: HBI) from 2000 to 2004, which was a competitor to the Issuer at the time. These experiences are highly relevant as she can provide both a competitor’s and customer’s perspective on the Issuer and would be the first member of the Board with direct mass market apparel product knowledge.

o	Experience Operating Businesses of Significant Scale: Ms. Stuckey oversaw a segment with over $40 billion USD in annual revenues with full P&L responsibility and led the development of strategy and operational execution. Walmart operates more than 10,500 retail stores across 24 countries and is the world’s largest private employer.

o	Experience Operating Internationally with a Global Supply Chain: Ms. Stuckey oversaw global operations with a sourcing budget of over $20 billion USD and a supply chain across multiple continents. Ms. Stuckey has direct experience working in countries in which the Issuer operates throughout Central America and Asia.

o	Operated Within a Low-Cost Business Model: During a nearly two-decade career at Walmart, Ms. Stuckey was steeped in a culture and operating model that emphasized the importance of low-cost operations. The success of Walmart’s low-cost model is widely considered one of the great case studies in long-term value creation.

•	J.P. Towner (Canadian Citizen), Former Chief Financial Officer of Dollarama Inc. (TSX: DOL) and Current Chief Financial Officer of RONA inc., has extensive experience working in low-cost vertically integrated businesses focused on value-oriented consumer products with successful founders and has a track record of delivering strong financial results. His experience is highly relevant given the Issuer’s focus on vertical integration and maintaining a low-cost advantage.

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CUSIP No. 375916103

o	Experience in Vertically Integrated Businesses Focused on Value-Oriented Consumer Products: Mr. Towner is the former Chief Financial Officer of Dollarama Inc. (“Dollarama”), a $23 billion USD enterprise value vertically integrated retailer focused on value-oriented products based in Canada. Dollarama is vertically integrated through sourcing, distribution, and retail and focuses on delivering the best value to its customers in Canada, which is highly relevant to the Issuer’s own vertically integrated and low-cost business model. In addition to its Canadian operations, Dollarama also operates a highly successful multi-national strategy across four countries in Central and South America. During Mr. Towner’s tenure, Dollarama’s revenue grew at nearly 14% annually and earnings per share grew at nearly 25% annually. These strong operating results underpinned a total return of 84% and an annualized return of 27% for Dollarama’s stock during Mr. Towner’s tenure.

o	Track Record of Delivering Strong Financial Results: Mr. Towner is a seasoned finance executive with more than 15 years of experience in corporate and financial strategy, capital markets, and risk management. As Chief Financial Officer of Dollarama, Mr. Towner contributed to a highly successful capital allocation strategy and returned significant value to shareholders; in addition, he was instrumental in improving Dollarama’s EBITDA margins. He currently serves as the Chief Financial Officer of RONA inc. (“RONA”), one of Canada's leading home improvement retailers, currently owned by a private equity firm. RONA generated over $5 billion USD in revenue in 2022, operating or servicing 425 corporate and affiliated dealer stores with a team of 22,000 employees. Mr. Towner also spent five years as Executive Vice-President and Chief Financial Officer of Pomerleau Inc. (“Pomerleau”), one of the largest construction companies in Canada, which generated nearly $2.4 billion USD in revenue in 2021. During his tenure, he contributed to increasing the revenue and profitability of Pomerleau’s operations by 3x and 5x, respectively. Additionally, Mr. Towner spent nearly 10 years with BMO Capital Markets.

o	Experience Working with Founders of Highly Successful Businesses: Mr. Towner has worked extensively with independent board members and board committees of public and private companies, as well as representatives from the founding families of Dollarama and Pomerleau.

A copy of the January 9 Letter is attached hereto as an exhibit and incorporated herein by reference.

The Reporting Persons have carefully and meticulously compiled a slate of eight highly qualified director candidates to replace the incumbent Board. The eight director candidates have strong track records of value creation, relevant industry and corporate governance experience, as well as proven management and board service pedigrees.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibit:

99.1	January 9 Letter.

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CUSIP No. 375916103

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: January 10, 2024

Browning West, LP

By:	/s/ Samuel Green
	Name:	Samuel Green
	Title:	Chief Compliance Officer and Chief Financial Officer

/s/ Usman Nabi
Usman Nabi

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